

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2020

Amanda Bradley
General Counsel
Shift Technologies, Inc.
2525 16th Street, Suite 310
San Francisco, California 94103-4234

>   **Re: Shift Technologies, Inc.**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed on November 18, 2020**
>   **File No. 001-38839**

Dear Ms. Bradley:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services

cc: Martin Glass